Amendment to the
Investment Advisory and Management Agreement
Between JNL Strategic Income Fund LLC and
Jackson National Asset Management, LLC

This Amendment is made by and between JNL Strategic Income Fund LLC, a Delaware limited liability company (“Fund”) and Jackson National Asset Management, LLC, a Michigan limited liability company (“Adviser”).

Whereas, the Adviser and the Fund entered into an Investment Advisory and Management Agreement effective October 15, 2012, as amended June 4, 2014 (“Agreement”), whereby the Adviser agreed to provide certain advisory services to several separate series of shares (each a “fund”) of the Fund.

Whereas, fee changes for the JNL/PPM America Strategic Income Fund of the Fund have been approved by the Board of Managers of the Fund.

Whereas, pursuant to the approval of the fee changes, the parties have agreed to amend Schedule B of the Agreement to update the fees for the JNL/PPM America Strategic Income Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 15, 2014, attached hereto.

In Witness Whereof, the Adviser and the Fund have caused this Amendment to be executed as of this 6th day of June 2014, effective September 15, 2014.

JNL Strategic Income Fund LLC		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule B
Dated September 15, 2014
(Compensation)

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)
JNL/PPM America Strategic Income Fund	$0 to $500 million	0.60%
	$500 million to $1 billion	0.55%
	Over $1 billion	0.50%

B-1